Contact

www.linkedin.com/in/woodyhobbs
(LinkedIn)

Top Skills

Start-ups

Strategy

Executive Management

Patents

Integrating data with a contact

Woodson Hobbs

COO and Board Member

Denver Metropolitan Area

Summary

STRENGTHS

• Strategic Planning at all levels
• Mergers and Acquisition Advisor
• Private (all stages) and Public. Equity and Debt
• Product Management
• International Sales and Marketing
• Corporate Development including both buy and sell side M&A
• Motivating staff members with clear objectives
• Project Management and Management by Metrics
• Pragmatic Decision Making

MAJOR CAREER ACHIEVEMENTS INCLUDE

• As a consulting CEO, COO, CIO, and senior management mentor , led companies through a process of correction and realignment, development and deployment of new business models and staffing which enabled most of the companies to move to a new higher level, or be acquired. Industries included: all forms of software; marketing metrics; telecommunications, financial services and manufacturing.

• As CIO of the leading discount stock brokerage firm, was responsible for developing industry leading products including the world's first consumer direct trading systems and the Mutual Fund Marketplace, which now has over $1 trillion in assets. Certain innovations, like the decimalization of share trading, led the market by seventeen years. Built systems which enabled customer growth from 250,000 customers to 2 million in less than five years. Served as a member of the board of directors and marketing committee.

• As CEO, created nearly $500 million in value and a 10x return for investors when the leading independent wireless sync and email company was sold to Nokia. Success was achieved via a new

business model, key acquisitions, industry-leading R&D and optimal sales and marketing execution.

• As CEO, reversed the fortunes of a failing legacy software company. Triped the value of the company within the first two years and delivered positive cash flow. Revenues, which had been on the decline, returned to strong quarterly growth. Two industry-leading products, now shipping in the tens of millions of units, were developed from scratch.

Experience

She Banks
Chief Operating Officer
June 2022 - Present (7 months)
Denver Metropolitan Area

Opolis
Board Director
September 2014 - Present (8 years 4 months)
Denver

Re-inventing staffing and recruiting.

CAST Services, LLC
Consulting Chief Operating Officer
September 2018 - August 2022 (4 years)
Greater Denver Area

COO for this leading web media advisor to the real estate industry.

Ownership Financial, Mortgage and Insurance Companies
Consulting Chief Operating Officer
March 2018 - April 2022 (4 years 2 months)
Greater Denver Area

Palmarés Advisors
Managing Director
April 2016 - February 2020 (3 years 11 months)

Executive Advisor to CEO's. Board Member. M&A and funding advisor for tech and tech enabled companies.

Palmares Advisors is a Merger and Acquisition Advisory Firm focused on helping technology companies with strategic exits and funding. We bring an unique operational experience focus to this process.

With our strong expertise in mobile software services, Palmares can appropriately position your technology assets to potential buyers, maximizing your realized value.

Our services include upfront consultation to prepare your company for sale, identifying the potential buyers, creation of marketing materials, outreach to potential buyers, initial qualification of interest, and ongoing negotiations. By conducting a sales process with several dozen potential buyers, our objective is to stimulate buying interest with multiple interested bidders, maximizing your negotiation leverage.

Representative transactions include:

• Movirtu-Mobile Identity Management-Purchased by Blackberry
• Silverback-Enterprise Mobile Management -Purchased by Matrix42
• Xobni*-Mobile Address Book-Purchased by Yahoo
• Synchronica-Mobile Messaging-Purchased by Myriad
• Visage-Mobile Spend Management-Financing from Motorola Solutions
• Spatial Info-Telecom Management-Purchased by Synchronoss
• VuClip-Mobile Video-Financing by SingTel
• Nokia Messaging-Mobile Messaging-Purchased by Synchronica
• 3Jam- Google Voice Alternative -Purchased by Skype
• Content Circles-Mobile Content Management-Purchased by Skype
• Servo-Mobile Social Media-Purchased by Kii
• Novarra-Mobile Browser-Purchased by Nokia
• Servo-Mobile Social Media-Financing from Synclor

“Securities products and services offered through Burch & Company, Inc., member FINRA/SiPC”
“Any third party posts linked to this profile should not be considered to represent my views or the views of Burch & Company, Inc.”

Firepoint Solutions, Inc.
Board Director
January 2016 - August 2017 (1 year 8 months)
Greater Denver Area

The best real estate team management and marketing SaaS solution. All important features integrated on a single platform.

Newport Board Group
Partner, Board and Executive Advisor
November 2013 - March 2016 (2 years 5 months)

Greater Denver Area

Executive Advisor to CEO's and Boards. Transition and Strategy Consultant. Interim CxO for public and private companies.

Woodson M. Hobbs and Associates
Managing Director
April 2012 - November 2013 (1 year 8 months)

Menlo Park, CA

Interim CEO / CxO for public and private companies. Transition and Strategy Consultant. Advisor to entrepreneurs.

Crowdflower, Inc.
President and CEO
May 2011 - March 2012 (11 months)

San Francisco, CA

Chief Executive for the leading crowdsourcing company. Recommended change in strategy from crowdsourcing BPO to killer self-service apps. Founders now implementing that strategy.

Woodson M. Hobbs and Associates
Consulting Executive
March 2010 - May 2011 (1 year 3 months)

Menlo Park, CA 94025

Chief Executive for the leading crowdsourcing company. Recommended change in strategy from crowdsourcing BPO to killer self-service apps. Founders now implementing that strategy.

Phoenix Technologies, Ltd.
President and CEO
September 2006 - April 2010 (3 years 8 months)

Led this leader in PC software back to profitability and then to ground-breaking new products. The company was shipping its current product in the hundreds of millions and it's new products in the millions when the economy required a change in strategy and direction.

Intellisync (acquired by Nokia)
President and CEO
June 2002 - February 2006 (3 years 9 months)

Led this business plan and expense challenged pioneer in mobile software to profitability and new products. In 2005 Intellisync was declared the #2 wireless email company just behind RIM's Blackberry. Sold the company to Nokia for nearly $500 million.

Woodson M. Hobbs and Associates
Consulting CEO
1990 - 2002 (12 years)

Consulted to F1000 clients and venture capital startups. Acted as interim CEO leading to increased values or sales of a number of M&A transactions IPO's.

Charles Schwab
CIO and Executive Vice President
1982 - 1988 (6 years)

First CIO for Schwab during a period when the customer base grew from 200,000 to 2 million Led the development of the first (in the world) several generations of consumer direct trading. Also led the development of the Mutual Fund Market Place, Schwab IPO'ed when I was CIO.

Education

Purdue University
Computer Science (Math) · (1967 - 1969)

Wabash College
Economics · (1964 - 1966)